Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

The following slides are from a presentation by Avago Technologies Limited on June 5, 2015 to the employees of Broadcom Corporation.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Avago will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Broadcom and Avago. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom or Avago may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

Avago Technologies Meeting with Broadcom Employees June 2015 Your Imagination, Our Innovation

Your Imagination, Our Innovation
Cautions Regarding Forward-Looking Statements
Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934,
as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Pavonia Limited (“HoldCo”), Safari
Cayman LP (“New LP”), the proposed transactions and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,”
“anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,”
“predict,” “project” or similar words, phrases or expressions.  These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control.  Therefore, you should not place undue reliance on such statements.
Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments.   The foregoing review of
important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC.  Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Your Imagination, Our Innovation Today… • Introduce Avago • Review Transaction • Answer Your Questions Page 3

AVAGO TECHNOLOGIES
Today
AVAGO
AVAGO
Agilent Technologies
LSI
hp
LSI LOGIC
agere systems
Lucent Technologies
AT&T Bell Laboratories
1961
1981
1996
1999
2002
2005
2007
2009
2014

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Heritage of Technology
Publicly Traded on
NASDAQ: “AVGO”
Approx. 8,400 Employees
HQ in San Jose and
Singapore
Market
Cap:
$34.0B
(1)
Enterprise
Value:
$37.0B
(1)
(1) as of May 27, 2015

Your Imagination, Our Innovation
Avago Business Model: Sustainable Franchises
Wireless
Wired
Storage
Industrial
WSD
APD;
FOPD
DCD;
PCD;
DCSG;
ECD
IPD;
IFPD;
OPD;
MCPD;
IPL
•
Effective
•
Low cost
•
Simple
Avago Product Line Divisions (12 BUs across 4 End Markets)
Global Operations (Supply Chain, QA)
Global Sales
G & A (Finance, HR, Legal, IT, WPS)
•
Technology Leadership
•
Established markets
•
“Stickiness”
•
Focused
BU Franchises
Avago Platform

Your Imagination, Our Innovation Core Values… • Win at leading customers • Investing in technology leadership • Lean and flat organization • Aggressive compensation structure 1 2 3 4

Your Imagination, Our Innovation
Focus on Proprietary Products

Core Technologies
FBAR Filters
High Speed SerDes
Embedded
Parallel Optics
Storage Connectivity
Optical Sensing
End Markets
Wired
Enterprise
Storage
Industrial
Wireless
Product Lines
FBAR Filters
RF Front End Modules
Industrial Fiber
RAID & SAS Si/Adapters & PCIe Switches
Optical Isolation
Parallel Optics
Fibre Channel and Ethernet Connectivity
Motion Encoders
ASIC SerDes
Custom Flash Controllers
HDD Read Channel/Preamps

Your Imagination, Our Innovation
Strategically and Financially Compelling Transaction
Global semiconductor leader, with combined annual revenues
of approximately $15 billion
Enhanced scale and product breadth
Broad portfolio of complementary category-leading franchises
Levered to numerous secular growth trends
Immediately accretive to non-GAAP EPS and cash flow
Creates world’s leading diversified communications semiconductor company intel
QUALCOMM
AVAGO TECHNOLOGIES
+
BROADCOM
TEXAS INSTRUMENTS
NXP
+
freescale
BROADCOM
ST
MEDIATEK
AVAGO TECHNOLOGIES
RENESAS

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Creates a Global Semiconductor Leader
LTM Revenue ($B)
Source: company filings as of May 27, 2015
Combined enterprise value of $77 billion

$55.9
$27.5
$15.1
$13.2
$10.5
$8.5
$7.3
$6.9
$6.6
$6.6

Your Imagination, Our Innovation

San Jose, CA
Fort Collins, CO
Matamoros, MEX
Seoul, KR
Singapore, SG
Shanghai, CN
Pune, IN
Bangalore, IN
Colorado Springs, CO
Allentown, PA
Regensburg, DE
Boeblingen, DE
Wuxi, CN
Penang, MY
Mendota Hts, MN
Costa Mesa, CA
Headquarters in Irvine, CA
Broadcom Sites (>300 employees)
Avago and Broadcom Footprint
Irvine, CA
Hyderabad, IN
Israel,
IL
Singapore, SG
Taiwan
San Diego, CA
San Jose, CA
Santa Clara, CA
Sunnyvale, CA
United Kingdom
China
Bangalore, IN
Avago Major Sites

AVAGO						BROADCOM				
	RF	Fiber Optics	ASIC	Optocouplers	HDD	Storage Connectivity	Wireless Combo	Set Top Box	Broadband	Ethernet Switching	PHY
Leading Positions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Key Customers	LG Samsung Huawei HTC Sony Ericsson Motorola Foxconn	HP Cisco Huawei Ericsson Brocade Google	HP Cisco Juniper	Tyco Siemens	Seagate HGST WD Toshiba	Dell Qualcomm Cisco Oracle Intel Fujitsu	Samsung HTC Android	Arris Comcast Pace Time Warner Cable Cox	Arris Comcast Netgear Orange Cox	HP Cisco Huawei Juniper Dell	HP Cisco Huawei Juniper Dell

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation VERY Broad Portfolio of Category-Leading Franchises Page 11

($ in B)	Avago (5/03/2015) [1]	Broadcom (3/31/2015)	Avago Broadcom	Long-term model
Revenue	$6.60	$8.50	$15.10	5% CAGR
Gross margin	59%	55%	57%	60%
R&D % of revenue	15%	23%	20%	16%
SG&A % of revenue	6%	7%	7%	4%
Operating Income	$2.50	$2.10	$4.60	
Op. Income margin	38%	24%	30%	~40%
EBITDA	$2.70	$2.20	$4.90	
EBITDA margin	41%	26%	33%	~43%

Your Imagination, Our Innovation
Drive Towards a Very Profitable Financial Model
+
Sustainable and
growing revenue
Proven operating
model with industry
leading margins
$750M of annual run
rate synergies within
18 months of closing
Strong
cash flow
generation & liquidity
Track record of rapid
deleveraging
Note: Financials presented on non-GAAP basis, excluding stock-based compensation, amortization of intangible assets, and other non-recurring expenses
(1)  Pro forma for LSI, PLX and Emulex transactions
(2) Depreciation estimated as 3% of revenues

(2)
Source: company filings as of May 27, 2015

Your Imagination, Our Innovation
Avago Stock has Outperformed…
12/16/13:  Announced Agreement to Acquire LSI
$50.10
5/6/14:  LSI Transaction Complete
$67.34
8/28/14:  Q3 Earnings
$76.36
$95.13
12/03/14:  Q4 Earnings
$112.68
02/25/15:  Q1 Earnings
$141.38
05/28/15: Announced Agreement to Acquire Broadcom
Avago Non-GAAP EPS
8/5/09: IPO $15.00
50%
100%
150%
200%
250%
300%
350%
400%
450%
500%
550%
600%
650%
700%
750%
800%
850%
900%
$0.50
$0.70
$0.90
$1.10
$1.30
$1.50
$1.70
$1.90
$2.10
$2.30
Avago
Technologies
PHLX / Semiconductor
$0.65
$0.64
$0.68
$0.73
$0.62
$0.66
$0.72
$0.77
$0.65
$0.61
$0.74
$.89
$0.84
$0.85
$1.26
$1.99
$2.09
$2.13

Your Imagination, Our Innovation
Next Steps
Pre-Closing
Need regulatory approvals in various jurisdictions
Need approval of Avago’s and Broadcom’s shareholders
Already unanimously approved by the Boards of Directors of both companies
Integration
Still run as two separate companies
Planning towards Day One
Post-Closing
Avago adopts the name Broadcom Limited
Hock Tan will continue to serve as Chief Executive Officer
Henry Samueli will be appointed Chief Technical Officer and join the board

Your Imagination, Our Innovation Q & A

Your Imagination, Our Innovation
Important Additional Information

No Offer or Solicitation
Important Additional Information Will be Filed with the SEC
HoldCo will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of HoldCo and New LP (the “joint proxy statement/prospectus”).  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, BROADCOM, HOLDCO, NEW LP, THE PROPOSED
TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other
Participants in the Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
Avago, Broadcom, HoldCo and New LP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy
Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.
documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or
investor.relations@avagotech.com (for documents filed with the SEC by Avago, HoldCo or New LP) or andrewtp@broadcom.com (for documents filed with the SEC by
Broadcom).